Friess Associates observations for clients and Brandywine Funds shareholders

June 30, 2007

Don’t Count Out the Aging Bull

      Some say he’s long in the tooth and in need of a haircut. Been hanging around too long, they argue, making him due for an exit.
     That’s bull, the one taking the heat for outlasting his typical stay. Sure, bulls can be disruptive guests, but this bull’s run of the market for the past four-plus years stands out for its reasonable pace. Let’s not hasten the bull’s departure.
     Since early 2003, stocks benefited from a supportive backdrop. Threatening clouds gathered at various times, but the overriding trend remained positive as they dispersed. The key to the current bull market’s longevity has been its ability to stay within boundaries set by underlying fundamentals such as corporate profits. As long as investors keep acting with reason, there’s cause for continued optimism.
     To be sure, there are plausible arguments to the contrary. Stocks also change course at times without much evidence as to why. Still, we believe the odds favor a climate in which share prices reflect the operational performance of individual companies.
     Despite all the talk about a softer economy and decelerating profit growth, our ability to isolate companies with strong earnings prospects remains intact. In the December-quarter version of this report, we quoted Wall Street estimates predicting the companies we hold would grow 2007 earnings 20 percent. Since then, that number climbed to 24 percent as holdings exceeded expectations, analysts raised estimates and more promising opportunities arose.
     Next year is shaping up in much the same fashion. The average Friess holding is expected to grow earnings 20 percent in 2008 based on Wall Street consensus estimates. Given that we strive to find companies that top earnings estimates, we expect that number to rise as the calendar year ahead comes into better focus.
     Moreover, the average Friess holding currently sells at 17.2 times 2008 earnings estimates, just below the price-to-earnings ratio of 17.6 times 2007 estimates that appeared in this report six months ago.
     The fact that reasonably priced companies remain in good supply is an encouraging sign in favor of extending the market’s advance. Twelve of 17 global market barometers highlighted in a June study by Birinyi Associates are cheaper today, meaning their price-to-earnings ratios are lower, than they were at the start of the bull run in March 2003. The study included the S&P 500 Index, which sports a price-to-earnings ratio that not only is lower than it was in 2003, but also remains below its average over the past 25 years.
     Outside of homebuilding and auto manufacturing, the economy appears to be on solid footing. In announcing its intention to stand pat on interest rates on June 28, the Federal Reserve predicted the economy would rebound from its first-quarter crawl and resume a moderate growth trend. Interest rates remain relatively low, and profits continue to expand at a good clip. We believe the companies we hold are poised for strong earnings growth whether near-term economic growth disappoints or surprises to the upside.
     Due to the considerable concentration of earnings strength in the sector, technology companies comprise the largest percentage of assets we manage firmwide. Companies offering the means to raise productivity, convert to digital technology and enhance the end-user experience are enjoying strong earnings gains. Within the sector, companies that make communications equipment represent our biggest commitment.
     Much of the late-1990s tech bubble was driven by a push to build out the infrastructure needed to realize the digital age’s potential. Unfortunately for them, many of the companies that gambled on building this communications backbone are no longer around to see the payoff. Fortunately for the survivors, advances in digital video, music and telephony are putting the pipeline to unprecedented use, and fueling demand for their products and services. Research Team Leader Jon Fenn discusses the subject in greater detail on page 3.

     Varian Semiconductor Equipment Associates (page 5) benefits from the boom in devices contributing to increased communications traffic. Its cutting-edge equipment enables chip makers to manufacture increasingly complex integrated circuits while minimizing manufacturing waste associated with the process. Heartland Payment Systems (page 5) capitalizes on the growth in electronic retail transactions by catering to small and midsize merchants with a customer-friendly approach that sets it apart from competitors.
     Holdings from the industrial sector represent a close second in terms of the assets invested firmwide. Companies serving the aerospace market represent the largest commitment within the sector and enjoy a unique level of earnings visibility because of the long lead times associated with their work.
     New aircraft introductions and maintenance, repair and overhaul work provide ample opportunity to companies involved with everything from engineered components to interior cabin products. Also in the industrial sector, strength in crop prices fuels a big increase in plantings, driving demand for products such as agricultural equipment.
     Farm equipment maker Deere & Co. (page 4) is a big beneficiary of growing demand for corn and other food crops. Expanding corn-based ethanol production coincides with growing affluence in Asian nations that is leading to more protein consumption, spurring demand for animal feed. India and Singapore, for example, experienced the greatest growth in the number of individual millionaires last year at more than 20 percent, according to Merrill Lynch’s annual World Wealth Report. Research Team Leader John Ragard shares insights on ethanol production on page 7.
     Like Deere, Covance (page 4) enjoys a reputation for quality that positions it well to capitalize on broad demand. Pharmaceutical and biotech companies looking to control costs and leverage research expertise make Covance the drug development services outsourcer of choice. With decades of experience and the broadest portfolio of early- and late-stage development services, Covance enjoys the largest share of the clinical research outsourcing market.
     While the portfolios we manage hold a few select companies in the consumer discretionary and financial sectors, both areas are light in terms of exposure relative to benchmark indexes. As we stated, economic risks are fairly concentrated and, based on our research, these areas show a notable amount of earnings uncertainty.
     Up again, energy prices put a new bout of strain on the consumer. Summer driving season is commencing at a time when biofuels are high on the political agenda. The political discussion, which reduces the incentive for oil refiners to increase production, promises to grow louder as we move from summer into election season. For more on refining, please see Researcher Trey Oglesby’s article on page 6.
     Sub-prime mortgage woes add to consumer discomfort and inject uncertainty into the financial sector. According to Bloomberg data, at least five dozen mortgage companies stopped operating, went bankrupt or sought buyers since 2006. Both UBS and Bear Stearns have been caught up in the sub-prime turmoil through hedge funds.
     The current bull market has been more inclusive than its tech-dominated predecessor, with operational strength rewarded in a variety of areas. As long as the market remains attuned to underlying fundamentals, promising opportunities persist for flexible strategies based on the earnings potential of individual companies.
     We’re grateful for the chance to put our company-by-company approach to work on your behalf!

Bill D’Alonzo
Chief Executive Officer

Friess Associates                                                              2

Profits Loom in Boom’s Legacy
     Corning announced in late April it would reopen an optical fiber manufacturing plant it closed five years ago. Back then, the bursting of the Internet bubble had slashed $2 trillion in market value from communications-related companies, leaving Corning and others in a precarious position. This year, combined profits for the telecommunications industry are expected to exceed the previous record of $65 billion hit in 1998.
     In the late 90’s, industry analysts routinely predicted demand for bandwidth would double every three months for the foreseeable future as countless websites like Amazon, Google and eBay came online. Communications companies were called on to provide the backbone to make this growth possible. Now extinct, Global Crossing, WorldCom and others invested about $1 trillion to wire the world with fiber optic cable. The dotcom collapse exposed their overinvestment. Companies providing everything from wireless networks to semiconductors used in routers were caught in the wreckage.
     After an extended absence, the increasing presence of communications-related companies like Corning in Friess portfolios is in no small part related to the pipeline of infrastructure rolled out years ago. What has changed in a relatively short period is the way it is being used, who is using it and what now travels over it. It’s estimated that half of the Internet’s capacity was being utilized in 2002. Today, despite doubling in size, only 30 percent lies dormant.
     Consolidation and the convergence of services have blurred the lines that once separated traditional telecom companies, wireless providers and cable companies. At the same time, the steady adoption of high-speed broadband Internet connections able to handle video clips, digital music files and Internet phone calls are straining networks once dominated by voice. According to the Pew Internet & American Life Project, broadband penetration in homes will reach over 50 percent this year. At the same time Wi-Fi connections are increasingly accessible at airports, universities and local coffee shops.
     We’re finding investments in various segments of the communications industry able to capitalize on the changes that have taken place without the premiums awarded in the past. Cisco Systems, the world’s largest maker of networking gear for cable and phone companies, reached a share-price high of $82 in spring 2000 when it traded at over 150 times fiscal-year earnings of $0.52. As a current holding, it trades around $27 per share with earnings of $1.33 predicted for the year ending this July and a price-to-earnings ratio of 20. Cisco’s outlook is tied to the 20 percent growth in communications equipment sales expected over the next three years.
     Comcast Corp. is uniquely positioned to benefit given its ability to offer bundled digital video, voice and Internet services over its existing cable lines as regional telephone companies scramble to roll out broadband infrastructure to support video. Comcast is adding over 500,000 new voice customers per quarter through its integrated “triple play” offering.
     The iPhone debuted late in the quarter and with it holding Apple Computer’s first web browser that will offer the full range of the Internet service on a handheld platform. Apple is aiming to quickly capture 1 percent market share of the mobile phone market, representing 10 million units. AT&T’s $86 billion acquisition of BellSouth, which was its joint-venture partner in Cingular Wireless, makes the company the lone service provider for the iPhone. AT&T also recently launched the first service letting callers share live video between cell phones.

Online and Broadband Adoption Trends

80%
70%
60%
50%
40%
30%
20%
10%
0%
Percent of U.S. Adult Population Online
55%
45%
35%
25%
15%
5%
-5%
Percent of U.S. Adult Population Using Broadband
Go Online
Broadband
6/1/00
9/1/01
3/1/02
6/1/02
9/1/02
12/1/02
5/1/03
11/1/03
6/1/04
1/1/05
3/1/05
5/1/05
9/1/05
1/1/06
3/1/06
2/1/07

Data Provided by Pew Internet & American Life Project

     Our technology investments also include makers of the semiconductors powering network equipment. Netlogic Microsystems provides chips that give Cisco’s routers the intelligence to identify and prioritize network traffic, alleviating bottlenecks and allowing carriers to add capacity more intelligently.
     The communications industry looks far different than it did during the Internet heyday. The companies in our portfolios today have focused strategies. Rational investments are being made in technologies that will increase productivity, convert to digital technology and enhance the end-user experience.
3                                                                Friess Associates

Covance Inc., CVD
     Given the mammoth costs associated with drug development, manufacturers routinely outsource steps they must take on the road from discovery to commercialization. Armed with the broadest array of early- and late-stage development services, no company wins more of that business than Covance.
     NYSE-listed Covance Inc. is one of the world’s largest drug-development services companies with revenues of nearly $1.4 billion in the year ended March. The company’s services run the gamut from evaluating new compounds and conducting clinical trials to helping customers navigate the regulatory process and market new drugs. Customers include major pharmaceutical, biotechnology and medical-device companies.
     Earnings grew 15 percent in the March quarter, a pace that analysts predict will be surpassed in each quarter for the rest of the year. Continued growth in Covance’s industry-leading toxicology business, which offers comprehensive services to assess safety and address potential risks, contributed to profit-margin expansion.
     About 30 percent of Covance’s North American toxicology business is under dedicated agreements, contributing to revenue visibility. Moreover, total backlogged orders reached $2.4 billion in the March quarter, representing a 39 percent increase from the year-ago period.
     Your team spoke with Chief Financial Officer William Klitgaard at a recent industry conference. He described the scale advantages Covance enjoys by operating the world’s largest pre-clinical toxicology and central laboratory programs. Covance’s reputation for quality and reliability further sets the company apart from competitors.
     Debt free with $182 million in cash, Covance is considering various avenues for continued growth. The company is currently building a central laboratory in Shanghai, China that it expects to become operational by the end of this year. Further out, Covance is considering expanding into food-related analytical services.
     Your team bought Covance at 22 times 2007 earnings estimates. Wall Street predicts Covance will grow earnings 20 percent this year.

Deere & Co., DE
     Budding prosperity in developing nations is stoking demand for food at a time when developed nations are dedicating more food crops to renewable energy production. Motivated by an upward trend in pricing, farmers are turning to Deere for help in reaping the rewards.
     NYSE-listed Deere & Co. is the world’s largest farm equipment manufacturer. Best known for its storied John Deere brand, the company also makes equipment used in construction, forestry and landscaping. Revenue reached $22.7 billion in the 12 months through April.
     Your team spoke to Chief Financial Officer Michael Mack about improving living conditions in Asian countries driven by their rapidly growing economies and the resulting impact on global agriculture. Animal protein intake is growing in populous nations such as China and India as incomes rise, increasing demand for crops used as feed. The need for more farm equipment follows.
     Likewise, a growing appetite for staple food crops, such as rice in China, forces farmers to increasingly embrace mechanization. In June, Deere publicly announced an agreement to acquire the largest tractor maker in southern China, expanding a manufacturing presence in China that Deere first established a decade ago.
     Meanwhile, ethanol remains a key driver of increased plantings in the western hemisphere. From corn in the U.S. to sugarcane in Brazil, higher commodity prices contributed to demand for Deere’s farm equipment that more than offset recent weakness in the company’s construction and forestry business. Deere grew April-quarter earnings 25 percent, exceeding expectations by 12 percent.
     Your team bought Deere at less than 16 times earnings estimates for the fiscal year ending in October. Wall Street expects earnings growth to temper in the final two quarters of this fiscal year before accelerating to 23 percent in fiscal 2008.
Friess Associates                                                              4

Heartland Payment Systems, HPY
     Small and midsize businesses don’t always grasp who re ceives the various fees they pay when they process credit- and debit-card payments. They do understand how those fees eat into their profits. A merchant-friendly processor with a transparent pricing strategy, Heartland offers smaller players the same high-level processing services major retailers enjoy.
     NYSE-listed Heartland Payment Systems provides credit- and debit-card processing and payroll services to more than 110,000 small to midsize merchants in the U.S. The company facilitates the exchange of information and funds between merchants and cardholders’ financial institutions. Operating differently than competitors that peddle their services via independent sales organizations, Heartland has a nationwide sales force of 1,480 commissioned representatives.
     March-quarter earnings grew 55 percent as processing volumes increased 21 percent to $11.2 billion. Revenues rose 20 percent. Heartland added a record 14,600 new merchants during the quarter, bringing its total merchant count to 144,000, representing a 24 percent increase from a year ago.
     Heartland also benefits from new processing infrastructure it recently rolled out. Roughly 70 percent of transactions are now running on this system, where costs are about one-third lower than transactions involving a third-party provider. Lower-cost, higher-margin transactions allow the company to be more price competitive and, as a result, begin courting larger, higher-volume merchants.
     Your team spoke with Chief Financial Officer Robert Baldwin about the success Heartland has enjoyed cross-selling its payroll services to new and existing clients. Other new service offering-related initiatives include remote check deposits and pre-paid card programs.
     Heartland plans to double its number of sales professionals over the next five years in a bid to maintain its above-industry-average growth. Analysts predict the company will grow earnings 45 percent this year.

Varian Semiconductor Equipment Associates, VSEA
     The early bird catches the worm, particularly in the fast-paced semiconductor industry. With technology several generations ahead of competing products and a shrinking competitive landscape, Varian is capitalizing on its first-to-market advantage.
     Nasdaq-listed Varian Semiconductor Equipment Associates makes semiconductor processing equipment used in the fabrication of integrated circuits. The company is the world’s top manufacturer of massive ion implantation systems that beam ions into small silicon wafers, allowing the silicon to better conduct electrical currents. Varian has shipped more than 3,300 ion implanters worldwide. Sales are on pace to rise 40 percent to more than $1 billion in the fiscal year ending September 2007.
     March-quarter earnings jumped 166 percent, marking the fourth consecutive quarter the company exceeded consensus estimates. Quarterly sales rose 42 percent.Varian was the first to provide single-wafer ion implanting devices. Computers, cell phones and other electronic devices continue to require smaller and more complex chip components, which are being initially placed on larger wafers. Single-wafer implanting treats each wafer separately instead of in batches, providing greater precision and maximizing manufacturing yields.
     Varian’s market share is expected to surpass 55 percent this year, up from 43 percent in 2006. The company’s technological dominance has allowed it to acquire former customers of Applied Materials, which exited the implantation business earlier this year, including Intel, AMD and Taiwan Semiconductor.
     Your team spoke with Chief Financial Officer Robert Halliday regarding Varian’s six consecutive quarters of expanding profit margins, which are approaching an all-time high of 47 percent. Rising orders boost economies of scale while increasing the customer base for higher-margin spare parts and upgrades.
     Your team bought Varian at just 15 times estimates for the fiscal year ending September 2007. Wall Street predicts the company will grow earnings 110 percent during that period.
5                                                                Friess Associates

Biofuel Bluster Freezes Refining
     Outsized profits tend to be fleeting. They attract competition, which pressures pricing. Customers ultimately benefit as competitors jockey to earn a greater share of their business.
     Despite record profits, little change appears afoot in the U.S. refining business. There are 149 refineries in the U.S., and that number won’t rise anytime soon. Capacity expansions at existing facilities announced as recently as last year are being scaled back even though “crack spreads,” the price difference between crude oil and refined products, continue to expand.
     That means customers, from everyday motorists to companies transporting goods, should not expect relief at the gas pump in the near future. The U.S. imported seven billion gallons of gasoline in 2006 as domestic production fell short of demand. Without significant capacity expansion, insufficient supplies set a new price floor for gas that is very likely to persist.
     Some politicians are threatening legislation to combat what they claim are nefarious forces artificially inflating gas prices, with targets ranging from the corner gas station owner to the titans of Big Oil.Truth be told, political rhetoric might be one of the most powerful forces keeping the refining bottleneck in place.
     U.S. refineries are producing more gas than at any other time in history, but fevered discussion of biofuels, no matter how well intended, reduces the incentive for refiners to further increase production. The White House proposes an increase in production of alternative fuels to 35 billion barrels a year by 2017, and Congress is considering even more aggressive targets.
     It’s hard to blame refiners for exercising reasonable business judgment. The aim of increasing the use of alternative fuels is to reduce the need for the gasoline refiners produce. Why would a company spend hundreds of millions to billions of dollars on a facility that might not be necessary by the time it’s completed?
     Alone, macro-driven profits like those being enjoyed in the refining business are not enough to prompt us to invest. Lyondell Chemical is the only company we hold with significant refining revenue.We hold Lyondell for company-specific reasons, including its abilities to refine heavy crude and to use certain byproducts from refining as feedstock for its chemical-making operations.

On the Cutting Edge …
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Tiny Flakes Fight Fakes
Scientists at Hitachi Research Labs in Japan have developed the world’s smallest radio-frequency identification (RFID) chips. At just 0.05 millimeters, the RFID chips are smaller than a grain of sand. The chips are tiny enough to be mixed with paper pulp, which could protect against counterfeit currency, passports and gift certificates. Each chip stores a unique ID code that can be verified by an RFID reader. The jewelry industry, which sees the tiny chips as a way to track an item’s origin, are said to be among the first parties expressing interest. The chips are expected to become commercially available in 2009.

Green Energy from the Deep Blue
Ocean tides are at the forefront of the search for a clean, inexhaustible energy source. British company Marine Current Turbines Ltd. is working to harness tidal current energy with marine current turbines, devices that work like submerged windmills, but use the predictable ebb and flow of ocean water rather than air. Following successful tests, the company is set to begin building the world’s largest ever commercial tidal energy system off the coast of Northern Ireland in August. The project is expected to generate electricity for 1,000 homes.

Friess Associates                                                             6

Ethanol’s Growing Impact
     Ethanol becomes an increasingly attractive alternative as the price of oil climbs, yet demand for oil eases as ethanol’s adoption rises. At its core, bringing meaningful change to our nation’s energy supply is a balancing act rife with tradeoffs and uncertainties.
     The debate about ethanol is nothing new, but the current widespread support promising to pump growing amounts of the well-known biofuel into the U.S. market is unprecedented. Political will primes the ethanol industry for robust growth, with implications that reach far beyond oil companies and automakers.
     Corn, the main feedstock for ethanol made domestically, is one of the most ubiquitous crops in the diets of humans and animals in the U.S. The impact of ballooning ethanol production reverberates throughout the agricultural sector and, as a result, into kitchens across the country.
     Corn use for ethanol more than doubled between 2001 and 2005, according to the National Corn Growers Association. The five-plus billion gallons of ethanol produced in 2006 accounted for almost one-fifth of the U.S. corn harvest. If new plants scheduled for construction begin operating by next year, ethanol could consume nearly half of the annual crop.
     Changing dynamics for a commodity like corn requires vigilance from investors. For example, corn touches every item in an all-American meal of a burger, soda and fries through animal feed, sweetening syrup and vegetable oil. Wendy’s in June reduced its earnings outlook, blaming higher beef and dairy expenses. Starbucks and Cheesecake Factory issued similar warnings due to elevated dairy costs.
     With the government nurturing the build-out of domestic ethanol infrastructure through subsidies and trade tariffs, one might think ethanol producers would be surefire investments. It’s not that straightforward. Higher ethanol production raises demand for corn, increasing an ethanol maker’s raw material costs. Success in the ethanol business requires thoughtful hedging.
     For now, the biggest beneficiaries of ethanol’s ascent appear to be farmers. While activity abroad drives solid demand, the U.S. farmer’s desire to benefit from corn’s rising allure bolsters the prospects for companies that provide agricultural equipment and chemicals, including current holdings Deere & Co. and The Mosaic Co.

Straw is Notable for Making Water Potable
A Danish company hopes its drinking straw is an unassuming answer for one of the developing world’s most pressing problems. For more than one billion people, drinking available water exposes them to serious illness. Developed in cooperation with Atlanta’s Carter Center following a 2005 earthquake in Kashmir, Vestergaard Frandsen SA’s LifeStraw is a nine-inch-long straw with a series of mesh filters designed to block bacteria. Iodine beads kill viruses and parasites, followed by active carbon to neutralize the iodine taste and eliminate remaining bugs. So far, aid agencies have purchased about 2,000 LifeStraws, which sell for $3 apiece. The company is refining the product for mass production.

Blood Pressure Vaccine
Popping pills each day to control blood pressure could become a thing of the past if promising early results for a new vaccine develop into an effective treatment. Cytos Biotechnology, based in Zurich, Switzerland, presented data at a meeting of the European Society of Hypertension showing that its vaccine reduced systolic and diastolic pressure in a study of 72 subjects. Further study is needed to determine whether the vaccine’s effect is clinically meaningful. The vaccine works by tricking the body into producing antibodies to take aim at angiotensin II, a naturally occurring peptide that constricts blood vessels.

7                                                                Friess Associates

A Strategy Guided by the Bottom Line
     The U.S. economy expanded at a rate of just 0.7 percent during the first three months of 2007, marking its slowest rate in four years. Rising interest rates and tough times in housing and auto manufacturing weigh on the economic outlook. Good thing we’re not economists!
     As bottom-up stock pickers, we look beneath the surface to find companies that benefit from or in spite of broad trends. The basic premise of our investment strategy is that individual-company earnings trends drive stock prices. While other factors can impact stocks for brief periods, each company’s bottom-line performance is the ultimate influence on its share price.
     Each of our investment decisions stems from the earnings trends we uncover by conducting more than 100 face-to-face and telephone interviews each day with company managements, their customers, competitors and suppliers. Despite falling average earnings estimates for the major benchmarks, the average Friess holding has a higher earnings growth rate right now than it did at the beginning of the year based on 2007 consensus estimates.
     From new product releases like Apple’s iPhone to merger-related synergies like those following the combination of Fisher Scientific and Thermo Electron, holdings in Friess portfolios benefit from catalysts that help them buck the broader slower-growth trend. Apple grew March-quarter earnings 85 percent, beating estimates by 36 percent. Thermo Fisher Scientific grew earnings 51 percent in the same quarter, topping estimates by 11 percent.
     Additionally, more domestic companies than ever before have substantial exposure to demand from overseas markets, where in many cases economic growth and spending are on the rise. Harsco, an industrial services company based in Pennsylvania, currently derives roughly 70 percent of its sales from abroad. During the recent quarter, the company’s track technology division announced the receipt of a $350 million order, its largest ever, from China for railway maintenance equipment. The company also sells to customers throughout Japan, India and Europe.
     Aerospace-related holdings enjoy strong earnings visibility in large part due to overseas demand for newer, more fuel efficient aircraft. Precision Castparts, which makes parts for jet engines, posted March-quarter earnings growth of 89 percent, topping estimates by 11 percent. Aviation communications and electronics systems maker Rockwell Collins, which beat March-quarter estimates with 26 percent earnings growth, also benefits from this trend.
     Our belief that earnings growth plays the primary role in setting share prices doesn’t mean we chase growth at any price. We aim to own companies before their success is fully reflected in their stock prices. We typically buy companies that sell at reasonable multiples of earnings estimates, differentiating us from other growth investors willing to pay a big premium for growth.
     We’ve pursued individual companies with rapid earnings-growth profiles for more than three decades, and we’re confident this strategy will help us navigate the market environments that lie ahead. Thanks for allowing us to work on your behalf.
Friess Strategy Highlights
  Rapidly growing companies. Average Friess holding expected to grow earnings 20 percent in 2008.
  Reasonable price-to-earnings ratios. Current average holding sells at less than 17 times 2008 estimates.
  Focus on companies likely to exceed consensus earnings estimates.
  Emphasis on under-researched, lesser-known companies rather than industry leaders.
  Intensive and repeated contacts with company managements, competitors, customers and suppliers.
  Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.
Fund holdings and sector weightings are subject to change at any time and are not recommendations to buy or sell any securities. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess client portfolios based on consensus estimates from Baseline and not to the actual performance of the portfolios themselves. As of June 28, 2007, Covance, Varian Semiconductor Equipment Associates, Corning, Cisco Systems, Comcast Corp., Apple Computer, AT&T, Lyondell Chemical, Thermo Fisher Scientific, Harsco, Precision Castparts and Rockwell Collins represented 1.53, 0.86, 2.66, 3.54, 4.11, 3.49, 0.52, 2.98, 3.70, 0.80, 3.85 and 3.18 percent of Brandywine Fund’s assets; Brandywine Blue Fund held Deere & Co., Corning, Cisco Systems, Comcast Corp., Apple Computer, AT&T, Lyondell Chemical, Thermo Fisher Scientific, Precision Castparts and Rockwell Collins at 2.79, 2.65, 4.23, 4.05, 4.58, 1.27, 4.08, 3.98, 3.13 and 3.24 percent of assets. Other companies mentioned were not held by either Fund. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Baseline Financial Services, Inc. (Baseline) provides analytical information and services to the investment community. The S&P 500 Index is an unmanaged index commonly used to measure the performance of U.S. stocks. You cannot invest directly in an index.

Friess Associates, LLC	Friess Associates of Delaware, LLC
115 E. Snow King Avenue	3711 Kennett Pike, Suite 100
Jackson, WY 83001	Greenville, DE 19807
(307) 739-9699 • (307) 739-0899 fax	(302) 656-3017 • (302) 656-7644 fax
Editorial Staff: Chris Aregood and Adam Rieger

Friess Associates                                                              8